FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of JUNE, 2007

OROMIN EXPLORATIONS LTD. (File #0-30614)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Oromin Explorations Ltd. – News Release dated June 5, 2007,

2.

Oromin Explorations Ltd. BC FORM 53-901F, Material Change Report,

3.

Oromin Explorations Ltd. – News Release dated June 15, 2007,

4.

Oromin Explorations Ltd. BC FORM 53-901F, Material Change Report.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):      82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.

(Registrant)

Date: July 5, 2007

By:    “Chet Idziszek”

Chet Idziszek

Its:       President

(Title)

Oromin Explorations Ltd.

2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

Phone:  (604) 331-8772  Fax:  (604) 331-8773

July 5, 2007

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Oromin Explorations Ltd. - (File #0-30614)

Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”_________

per:

Chet Idziszek

President

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

Miller Thomson, Attn:  Mr. Rupert Legge

Oromin Explorations Ltd.

2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

Phone:  (604) 331-8772  Fax:  (604) 331-8773

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll-free (877) 529-8475
Fax: (604) 331-8773 E-mail: info@oromin.com

June 5, 2007	Trading Symbol: TSX Venture – OLE OTC/BB - OLEPF Web Site: www.oromin.com

PUBLIC RELATIONS CONSULTANT

Oromin Explorations Ltd. (“Oromin”) is pleased to report that it has agreed, subject to regulatory approval, to re-appoint Grandich Publications LLC. (“Grandich”) as a public relations consultant for a period of seventeen months beginning July 1, 2007.  Its primary responsibilities will be to assist Oromin with the development and implementation of a public investor relations and communications program.   Grandich will provide ongoing assistance to Oromin respecting development and enhancement of Oromin’s public and market image.  Grandich is based in New Jersey and will be providing its services on a consulting basis.  It will receive consulting fees of USD$1,500 per month and, subject to regulatory approval, has been granted an incentive stock option to purchase 100,000 shares of Oromin at a price of $2.60 per share until July 1, 2009.  Grandich does hold an option to acquire 100,000 shares of Oromin at $1.77 per share, which was previously granted (see June 22, 2006 release).   For over twenty years, Grandich has provided public relations, corporate communications and corporate finance consulting services to numerous exploration and mining companies.

To find out more about Oromin Explorations Ltd. (TSX-V:OLE, OTC-BB: OLEPF), visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

___”Chet Idziszek”_______________

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

Oromin Explorations Ltd.

2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

Phone:  (604) 331-8772  Fax:  (604) 331-8773

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

June 11, 2007

Item 3.

Press Release

June 5, 2007, Vancouver, B.C.

Item 4.

Summary of Material Change

Public Relations Consultant re-appointed.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 11th day of June, 2007.

OROMIN EXPLORATIONS LTD.

By:

“J.G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

Oromin Explorations Ltd.

2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

Phone:  (604) 331-8772  Fax:  (604) 331-8773

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll-free (877) 529-8475
Fax: (604) 331-8773 E-mail: info@oromin.com

June 15, 2007	Trading Symbol: TSX Venture – OLE OTC/BB - OLEPF Web Site: www.oromin.com

INVESTOR RELATIONS CONSULTANT APPOINTED

Oromin Explorations Ltd.  is pleased to report that it has agreed, subject to regulatory approval, to appoint Cachet Corporate Communications Inc. (“CCC”) as an investor relations representative for an initial period of three months beginning July 1, 2007.  Its primary responsibilities will be to answer investor inquiries and to liaise with brokers.  CCC is based in Vancouver and will be providing their services on a consulting basis.  It will receive consulting fees of $6,000 per month.     CCC does not presently own any shares of Oromin but may in the future acquire shares of Oromin for investment purposes.

To find out more about Oromin Explorations Ltd. (TSX-V: OLE; OTC-BB: OLEPF), visit our website at www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

           “Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

Oromin Explorations Ltd.

2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

Phone:  (604) 331-8772  Fax:  (604) 331-8773

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

June 15, 2007

Item 3.

Press Release

June 15, 2007, Vancouver, B.C.

Item 4.

Summary of Material Change

Investor Relations Consultant Appointed.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 15th day of June, 2007.

OROMIN EXPLORATIONS LTD.

By:

“J.G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)